Exhibit 3.2
AMENDMENT NO. 1 TO
AMENDED AND RESTATED BYLAWS OF
TANDY BRANDS ACCESSORIES, INC.
     Pursuant to the authority of the Board of Directors of Tandy Brands Accessories, Inc.. (the “Corporation”), and the provision of Article XIV, Section 2 of the Corporation’s Amended and Restated Bylaws (the “Bylaws”), the Bylaws are hereby amended effective as of November 1, 2007, in the following respect only:
     1. Article III, Section 2 of the Bylaws is hereby amended in its entirety to read as follows:
     “SECTION 2. Term of Office. The directors shall be divided into three (3) classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The directors elected at the annual meeting of stockholders held in 2005 (and any director elected to the board to serve with that class of directors) shall serve for a term ending on the date of the annual meeting of stockholders to be held in 2008. The directors elected at the annual meeting of stockholders held in 2006 (and any director elected to the board to serve with that class of directors) shall serve for a term ending on the date of the annual meeting of stockholders to be held in 2009. The directors elected at the annual meeting of stockholders held in 2007 (and any director elected to the board to serve with that class of directors) shall serve for a term ending on the date of the annual meeting of stockholders to be held in 2010. At each annual meeting of the stockholders commencing with the 2008 annual meeting, successors of the class of directors whose terms then expire shall be elected for a one (1) year term expiring at the next succeeding annual meeting of the stockholders after their election, such that, commencing with the 2010 annual meeting of stockholders, the foregoing classification of the Board of Directors shall cease. Prior to the 2010 annual meeting of stockholders, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly as equal as possible, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement or removal from office.”
     IN WITNESS WHEREOF, and as conclusive evidence of the adoption of the foregoing Amendment No. 1 to the Amended and Restated Bylaws, the Corporation has caused these presents to be duly executed in its name and behalf by its proper officers thereunto as of November 1, 2007.

TANDY BRANDS ACCESSORIES, INC.
By:	/s/ J.S.B. Jenkins
J.S.B. Jenkins, President